Exhibit B

PHOENIX NEW MEDIA LIMITED

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

INDIVIDUAL OPTION STATEMENT

[Name]
[Address]

On October 21, 2016, Phoenix New Media announced an offer (the “Exchange Offer”) to exchange Eligible Options for New Options pursuant to the Exchange Offer document dated October 21, 2016, which accompanies this Individual Option Statement.  Refer to the Exchange Offer document for a more detailed description of the terms and conditions of the Exchange Offer. Capitalized terms that are used in this Individual Option Statement and that are not defined in this Individual Option Statement are defined in the Exchange Offer.

Our records reflect that, as of October 21, 2016, you held the Eligible Options identified in the following table. Note that the Eligible Options included in this table may include options that you have already exercised, but have not yet been reported to us by our stock plan administrator as of the date that the table was generated.

You should read this statement in connection with the Exchange Offer and the other documents referenced in the Exchange Offer. If any of the information contained in the following table is not correct, or if you believe that you hold options that should be eligible for the Exchange Offer but are not reflected in the following table, call or send an email to Ms. Xiong Na, Compensation and Benefit Senior Manager, at +86 10 60675881 or xiongna@ifeng.com.

Date of Grant

Date of Expiration

Per Share Exercise Price

Number of Shares Granted

Number of Shares Exercised

Number of Shares Currently Outstanding

Vesting Schedule